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Re:                             Realty Income Corporation
Annual Report on Form 10-K
Filed February 14, 2013
File No. 001-13374

Dear Ms. Ayoola:

On behalf of our client, Realty Income Corporation, a Maryland corporation (the “Company”), and pursuant to the applicable provisions of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and the rules promulgated thereunder, we are providing the Company’s response to the comment letter dated May 2, 2013 (the “Comment Letter”) provided by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) and addressed to Mr. Thomas A. Lewis, the Company’s Vice Chairman of the Board of Directors. The Comment Letter relates to the Company’s Annual Report (the “Annual Report”) on Form 10-K filed with the Commission on February 14, 2013.

The material in italics below sets forth the Staff’s comment, followed by our response.

General

1.                                      We note your disclosure on pages 3 and 4 that you invested $1.16 billion in real estate, acquiring 423 properties, and properties under development, with an initial weighted average contractual lease rate of 7.2% and that the “initial weighted average contractual lease rate is computed as estimated contractual net operating income (in a net-leased property that is equal to the aggregate base rent or, in the case of a property under development, the estimated base rent) for the first year of each lease, divided by the estimated total cost of the properties.” In future Exchange Act reports, please revise to clarify the number of properties under development, the percentage of contractual net operating income derived from estimated base rents and how you calculated the estimated total cost of the properties.

Response: In future Exchange Act reports, the Company will disclose, if material, the number of properties under development, the percentage of contractual net operating income derived from estimated base rents and how the Company calculated the estimated total cost of the properties.  The Company respectfully advises the staff that its investments in development properties have traditionally been an immaterial portion of its acquisition activity in any particular year.  For example, in 2012, of the $1.16 billion in acquisitions, only $38 million was invested in seven development properties, or less than 3.3%.

2.                                      We note your disclosure on page 43 where you state that you excluded certain properties that were under development for purposes of determining your same store rent property pool. In future Exchange Act reports, please disclose the anticipated completion date, costs incurred to date and budgeted costs for material developments. For completed developments, please disclose the development costs per square foot, including leasing costs.

Response: In future Exchange Act reports, the Company will disclose, if material, (i) the anticipated completion date, costs incurred to date and budgeted costs for material developments and (ii) the development costs, including leasing costs if applicable, for completed developments.  As with the Company’s response to comment 1, the Company respectfully advises the staff that the development properties are only an immaterial portion of the Company’s overall acquisitions.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 35

3.                                      We note your disclosure that, at December 31, 2012, 2,913 out of your 3,013 properties were leased under net-lease agreements. In future Exchange Act reports, please revise your disclosure to provide tenant rating diversification and describe how you monitor tenant credit quality for your net leases. Also, please identify any material changes in tenant credit quality.

Response: In future Exchange Act reports, the Company will provide tenant rating diversification (subject to any tenant confidentiality agreements) for our material tenant exposures, describe how it monitors tenant credit quality for its net leases and identify any material changes in its tenant credit quality.

4.                                      We note your disclosure on page 43 that, for the purposes of determining the same store rent property pool, you include all properties that were owned for the entire year-to-date period, for both the current and prior year, except for properties during the current or prior year that: (i) were available for lease at any time, (ii) were under development, (iii) you made an additional investment in, (iv) were involved in eminent domain and rent was reduced and (v) were re-leased with rent-free periods. In future Exchange Act reports, for each category of exclusion to your same store pool, please revise to quantify the properties removed from the pool in the last year and clarify when such properties are added to the pool.

Response: We direct your attention to the bullets above this statement in the 10-K, where we provide property counts which reflect item (iii) we made an additional investment in.   In future Exchange Act reports, we will expand this disclosure to include for each period presented, an aggregate property count  that corresponds to the aggregate net revenue adjustment for items (i) were available for lease at any time, (ii) were under development, (iv) were involved in eminent domain and rent was reduced and (v) were re-leased with rent-free periods.

***

Please be advised that, in connection with the Comment Letter and the Company’s responses thereto, the Company hereby acknowledges the Staff’s position that (i) the Company is responsible for the adequacy and accuracy of the disclosure in the filing, (ii) the Staff’s comments or changes to disclosure in response to the Staff’s comments do not foreclose the Commission from taking any action with respect to the filing, and (iii) the Company may not assert the Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or comments to this letter, please do not hesitate to contact me at (714) 755-8172.

Sincerely,

/s/ William J. Cernius
William J. Cernius
of Latham & Watkins LLP

cc:                                Thomas A. Lewis, Realty Income Corporation